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Exhibit 99.2

CENTRAL FUND OF CANADA LIMITED

NOTICE OF ANNUAL AND SPECIAL MEETING
OF THE HOLDERS OF COMMON SHARES

        NOTICE IS HEREBY GIVEN that the Annual and a Special Meeting of the holders of Common shares of Central Fund of Canada Limited (hereinafter called the "Corporation") will be held at Samuel Southern Room, 2nd Floor, Calgary Chamber of Commerce, 517 Centre Street S.W., Calgary, Alberta, T2G 2C4 on Monday, the 28th day of February, 2005 at the hour of 11:15 a.m. (Mountain Standard Time) for the following purposes:

  (a)
  To receive the financial statements of the Corporation for the year ended October 31, 2004 together with the auditors' report thereon;

  (b)
  To elect nine directors;

  (c)
  To re-appoint auditors and authorize the Board of Directors to fix the remuneration of the auditors;

  (d)
  To consider and, if thought fit, pass with or without variation a special resolution to change the authorized capital of the Corporation from 100,000,000 Class A non-voting shares to an unlimited number of Class A non-voting shares (the form of special resolution being attached as Schedule A to the accompanying Joint Information Circular); and

  (e)
  To transact such other business as may be properly brought before the Meeting or any adjournment or adjournments thereof.

        Although all holders of record of Class A non-voting shares and of Common shares are entitled to notice of the Meeting, only holders of Common shares are entitled to vote thereat. A separate meeting of holders of Class A non-voting shares will be held on the same date at 10:15 a.m. (Mountain Standard Time) to approve the special resolution referred to in item (d) above. Any holder of Common shares who is unable to be present at the Meeting is requested to complete, date and sign the enclosed green form of proxy and to return it in the self-addressed envelope provided for the purpose.

        DATED this 11th day of January, 2005.

BY ORDER OF THE BOARD

JOHN S. ELDER, Q.C. Secretary

CENTRAL FUND OF CANADA LIMITED

NOTICE OF SPECIAL MEETING
OF THE HOLDERS OF CLASS A SHARES

        NOTICE IS HEREBY GIVEN that a Special Meeting (the "Class A Meeting") of the holders of Class A shares of Central Fund of Canada Limited (hereinafter called the "Corporation") will be held at Samuel Southern Room, 2nd Floor, Calgary Chamber of Commerce, 517 Centre Street S.W., Calgary, Alberta, T2G 2C4 on Monday, the 28th day of February, 2005 at the hour of 10:15 a.m. (Mountain Standard Time) for the following purposes:

  (a)
  To consider and if thought fit pass, with or without variation, a special resolution to change the authorized capital of the Corporation from 100,000,000 Class A non-voting shares to an unlimited number of Class A non-voting shares (the form of special resolution being attached as Schedule A to the accompanying Joint Information Circular); and

  (b)
  To transact such other business as may be properly be brought before the Class A Meeting or any adjournment or adjournments thereof.

        Each Class A non-voting share represented in person or by proxy at the Class A Meeting will be entitled to one vote per Class A share. A separate meeting of holders of Common Shares will be held on the same date at 11:15 a.m. (Mountain Standard Time) to approve the special resolution referred to in item (a) above. Any holder of Class A shares who is unable to be present at the Class A Meeting is requested to complete, date and sign the enclosed yellow form of proxy and to return it in the self-addressed envelope provided for the purpose.

        DATED this 11th day of January, 2005.

BY ORDER OF THE BOARD

JOHN S. ELDER, Q.C. Secretary

JOINT MANAGEMENT INFORMATION CIRCULAR

as of January 11, 2005

        The information contained in this Joint Management Information Circular (hereinafter called the "Circular") is furnished in connection with the solicitation of proxies on behalf of the management of Central Fund of Canada Limited (hereinafter called the "Corporation") for use at

  (i)
  the annual and a special meeting of the holders of Common shares of the Corporation to be held at Samuel Southern Room, 2nd Floor, Calgary Chamber of Commerce, 517 Centre Street S.W., Calgary, Alberta, T2G 2C4 on Monday the 28th day of February, 2005, at the hour of 11:15 a.m. (Mountain Standard Time) and at any adjournments thereof (hereinafter collectively called the "Common Meeting") and

  (ii)
  a special meeting of the holders of Class A shares of the Corporation to be held at the same place on Monday, the 28th day of February, 2005 at the hour of 10:15 a.m. (Mountain Standard Time) and at any adjournment thereof (hereinafter collectively called the "Class A Meeting", and the "Common Meeting" and the "Class A Meeting" being collectively called the "Meetings")

which Meetings have been called for the purposes set forth in the accompanying notices of the Common Meeting and the Class A Meeting.

SOLICITATION OF PROXIES

        The green form of proxy for use by holders of Common shares and the yellow form of proxy for use by the holders of Class A shares that accompany this Circular are solicited on behalf of the management of the Corporation. Solicitation of proxies will be primarily by mail but proxies may also be solicited personally or by telephone by officers or directors of the Corporation at nominal cost. The cost of solicitation will be borne by the Corporation. The record date for determining shareholders who are entitled to receive notice of each of the Meetings is January 12, 2005.

        Proxies, to be used at the Common Meeting or the Class A Meeting must be deposited with the Corporation or with CIBC Mellon Trust Company at Calgary, Montreal, Toronto or Vancouver or Mellon Investor Services LLC at New York no later than 48 hours preceding such meeting or any adjournment or adjournments thereof.

REVOCATION OF PROXIES

        A holder of Common shares or of Class A shares of the Corporation may revoke such holder's proxy before it is exercised by depositing an instrument in writing executed by such holder or by his or her attorney authorized in writing, or, if the shareholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized: (i) at the registered office of the Corporation at 3400 Petro-Canada Centre, 150 - 6th Avenue, SW, Calgary, Alberta at any time up to and including the last business day preceding the day of the Common Meeting or Class A Meeting, as applicable, or any adjournment thereof, or (ii) with the Chairman of the Common Meeting or the Class A Meeting, as applicable, on the day of such meeting or any adjournment thereof, or (iii) in any other manner permitted by law.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

        As at the date hereof, the Corporation has outstanding forty thousand (40,000) Common shares without nominal or par value (hereinafter called the "Common shares"), each carrying the right to one vote per share at the Common Meeting and 94,296,320 Class A shares, the holders of which are entitled to notice of, but not to vote at, the Common Meeting but who are entitled to vote separately as a class and to one vote per share at the Class A Meeting.

        Holders of Common shares of record on February 25, 2005 are entitled to vote at the Common Meeting. Only Common shares entitle the holders thereof or their proxyholders to vote at the Common Meeting.

        Holders of Class A shares of record on February 25, 2005 are entitled to vote at the Class A Meeting. Only Class A shares entitle the holders thereof or their proxyholders to vote at the Class A Meeting.

        The names of the only persons who, to the knowledge of the directors or officers of the Corporation, beneficially own, directly or indirectly, or exercise control or direction over Common shares carrying more than ten percent (10%) of the voting rights attached to all Common shares of the Corporation in the family of Philip M. Spicer and the number of such shares, and of Class A shares, beneficially owned, directly or indirectly, or over which control or direction is exercised by the family and the percentage of outstanding shares of each class of the Corporation represented by the number of such shares so owned, controlled or directed are as follows:

Shareholder	Number of Class A Shares	% of Outstanding Class A Shares	Number of Common Shares	% of Outstanding Common Shares
Philip M. Spicer	9,800		9,588	23.97
Joanne Spicer (spouse)	7,200		2,000	5.00
J. L. Michele Spicer (daughter)	5,700		2,000	5.00
J. C. Stefan Spicer (son)	2,400		2,000	5.00
Accrete Corporation Limited (1)	12,225	0.001%	2,000	5.00
FutureFunds Inc. (2)	—		2,000	5.00
The Central Group Alberta Ltd. (3)	14,000		—	—
Estate of H. S. Spicer	31,000		—	—
TD Canada Trust Accounts (5)	18,375		—	—

Notes:

(1)
Accrete Corporation Limited is owned by J.L. Michele Spicer.

(2)
FutureFunds Inc. is owned by J.C. Stefan Spicer and his family.

(3)
The Central Group Alberta Ltd. is owned two-thirds by Philip M. Spicer and one-third by J.C. Stefan Spicer.

(4)
Beneficiaries of the Estate of H.S. Spicer, the father of Philip M. Spicer, are four of his grandchildren and the Executors are J.C. Stefan Spicer and Philip M. Spicer.

(5)
Beneficiaries of TD Canada Trust accounts are the children of Philip M. Spicer and the Trustees are TD Canada Trust Company and Philip M. Spicer.

No person, to the knowledge of the directors or officers of the Corporation, beneficially owns, directly or indirectly, or exercises control or direction over Class A shares carrying more than ten percent (10%) of the voting rights attached to all Class A shares of the Corporation.

MATTERS TO BE CONSIDERED AT THE COMMON MEETING

(a)
2004 Financial Statements

        The first item of business at the Common Meeting will be to receive and consider the financial statements of the Corporation for the year ended October 31, 2004 together with the auditors' report thereon, copies of which financial statements and auditors' report accompany this Circular.

(b)
Election of Directors

  Election Details

        The next item of business to be dealt with at the Common Meeting is the election of directors to hold office until the next annual meeting or until their successors are elected or appointed. The directors previously fixed the authorized number of directors at nine.

        The term of each person elected as a director will be until the termination of the next annual meeting or until his successor is duly elected, unless his office is earlier vacated in accordance with the by-laws of the Corporation.

        The persons named in the attached green form of proxy intend to vote to elect as directors the nine persons named as nominees below. Management is not presently aware that any such person would be unwilling or unable to serve as a director if elected. However, if this should occur for any reason prior to the Common Meeting, it is intended that the persons so named in the form of proxy will have discretionary authority to vote the proxy for the election of any other person or persons as directors.

  Background of Nominees

        The ensuing subsections provide information concerning the members of the Board of Directors, their background and qualifications, duration of their involvement with the Corporation, their shareholdings and their compensation. Information as to how their performance is evaluated is set out later under "Corporate Governance — Corporate Governance Committee".

        The Board has a policy of ensuring that at least four of the nine directors are "independent" and that at least two additional directors are independent of management or the principal shareholder. This encourages good alignment of the interests of the Board with the interests of the Corporation's shareholders. In this context, the Board considers a director to be independent if he or she:

  •
  is not a member of management and

  •
  has no interest or business or family or other relationship (other than as a shareholder of the Corporation) that could reasonably be perceived to materially interfere with his or her ability to act in the best interests of the Corporation.

Messrs. Heagle, Parente, Sale and Taschereau are regarded by the Board as being independent in accordance with the foregoing.

        Mr. Elder is not a member of management but is a partner of Fraser Milner Casgrain LLP which provides legal services to the Corporation. Mr. McAvity is not a member of management but provides general advice in relation to bullion and currency market trends and developments.

        With respect to the other related directors, Messrs. Philip and Stefan Spicer are involved in management as the Chairman and President respectively and are significant shareholders of the Corporation (see "Principal Holders of Securities"). Mr. Spackman, is the spouse of Ms. Catherine Spackman, the Treasurer of the Corporation and is a partner of Parlee McLaws LLP which provides periodic legal services to the Corporation and the Administrator, The Central Group Alberta Ltd. (see "Interest of Management and Others in Material Transactions"). The other six directors do not have interests or relationships with the principal shareholder referred to above and, as a consequence of such measure of independence and their diverse backgrounds and experience, such directors may be regarded as in a position to reflect the interests of shareholders in the Corporation other than the principal shareholders. Each of such six directors is a shareholder of the Corporation in his own right.

        The following table sets out information with respect to each of the nine nominees as directors, all of whom are currently serving as directors of the Corporation.

Name and Present Principal Occupation	Positions and Offices with Corporation	Director Since
John S. Elder Q.C. Partner, Fraser Milner Casgrain LLP (Barristers & Solicitors)	Secretary and Director (C)	1983
Douglas E. Heagle Chairman of NSBL International (International Investor)	Director (A) (C) (I)(L)	1964
Ian M. T. McAvity Corporate Director and President of Deliberations Research Inc. (Economic Consultants)	Director (E)	1983
Michael A. Parente Director of Finance of First Ontario Credit Union Ltd.	Director (A) (I)	1992
Robert R. Sale Retired Investment Dealer Executive	Director (A)(C)(I)	1983
Dale R. Spackman, Q. C. Partner, Parlee McLaws LLP (Barristers & Solicitors)	Vice-Chairman and Director (E)	1990
Philip M. Spicer President of The Central Group Alberta Ltd. (Administrator of Central Fund)	Chairman and Director (E)	1961
J. C. Stefan Spicer President and CEO of the Corporation and of Central Gold-Trust (publicly traded Gold Bullion Trust)	President, CEO and Director (E)	1995
Malcolm A. Taschereau Retired Gold Mining Executive	Director (A)(C)(I)	1983

(A)
Member of Audit Committee

(C)
Member of Corporate Governance Committee

(E)
Member of Executive Committee

(I)
May be regarded as "independent" under proposals of Canadian Securities regulators.

(L)
Designated as Lead Director.

        The following is a brief biographical description of the nominees as directors of Central Fund:

        John S. Elder, Q.C. of Toronto, Ontario, has been a partner of Fraser Milner Casgrain LLP (a national law firm in Canada) and its predecessor firms for 35 years. Mr. Elder's degrees are in commerce and finance and law from the University of Toronto. He carries on a wide-ranging practice in corporate and securities law and is a director and/or officer of several public and private companies.

        Douglas E. Heagle of Burlington, Ontario, is a graduate of the Ivey School of Business. He has been an officer (currently Chairman) and a director of National System of Baking Ltd. since 1953 and is Chairman of a division, NSBL International (private capital investments). Mr. Heagle has been a director of several Canadian and overseas companies.

        Ian M. T. McAvity of Toronto, Ontario, has been involved in the world of finance for over 40 years, as a banker, broker, and since 1975 as an independent advisor and consultant, specializing in the technical analysis of international equity, foreign exchange and precious metals markets. His analysis and views have been published in "Ian McAvity's Deliberations on World Markets Newsletter" continuously since 1972.

        Michael A. Parente of Hamilton, Ontario, is a Certified Management Accountant and Certified Financial Planner in Canada. He was the Vice-President Finance of the Corporation from February, 1990 to August, 2002 and for nearly 15 years prior to his current position was Chief Financial Officer and Compliance Officer for a mutual fund management company.

        Robert R. Sale of Tortola, British Virgin Islands, was an active member of the Canadian financial community throughout his career until his retirement as President of Walwyn Inc., a member of stock exchanges and investment industry associations throughout Canada.

        Dale R. Spackman, Q.C. of Calgary, Alberta, holds a science degree from the University of Calgary and a law degree from the University of Alberta. He has been a partner of Parlee McLaws LLP (an Alberta law firm) since 1986 where his practice concentrates on aviation, banking and finance and corporate and commercial law. He has served as a Bencher of the Law Society of Alberta and has chaired the Audit Committee and the Commercial Advisory Committee. He is also a director of and chairs the Corporate Governance Committee of the Calgary Minor Soccer Association.

        Philip M. Spicer of Hamilton, Ontario, is the Chairman of Central Fund of Canada Ltd., which he formed in 1961. He has been a long-time analyst of markets, monetary systems and gold. His career has included being a part-owner and director of Canadian stock brokerage and investment dealer firms, a Registered Investment Counsel and portfolio manager. More recently, he has been a private consultant to financial businesses.

        J.C. Stefan Spicer of Lynden, Ontario, is also the President and Chief Executive Officer of Central Gold-Trust, a publicly traded gold bullion trust, the units of which are listed on the Toronto Stock Exchange. He also has in excess of 20 years of investment industry experience.

        Malcolm A. Taschereau of Navan, Ontario, held several positions with the Placer Dome Group before becoming President of Dome Mines Limited (a gold mining production company) until 1983, following which he became a private consultant to the mining industry.

  Shareholdings

        The Board of Directors believes that directors can be seen to more effectively represent the interests of shareholders if they have a significant investment in shares of the Corporation. Accordingly, the Board established a policy to the effect that by December 31, 2004, each director must own at least 1000 shares of the Corporation. All the directors in office meet that requirement. The Board has not granted any share options and, to date, has not created any deferred share units for the benefit of its directors or officers.

        The following table sets out how many shares, by class, each director held in the Corporation as of January 11, 2005.

	Number of Shares of the Corporation Beneficially Owned or over which Control or Direction is Exercised
Name of Director
	Common		Class A
John S. Elder Q.C.	100		1,400
Douglas E. Heagle	1,902		7,200
Ian M. T. McAvity	100		4,200
Michael A. Parente	1,440		360
Robert R. Sale	100		21,000
Dale R. Spackman, Q. C.	100		1,000
Philip M. Spicer		(1)		(1)
J. C. Stefan Spicer		(1)		(1)
Malcolm A. Taschereau	100		2,500

Note:

(1)
Reference is made to the table under "Voting Shares and Principal Holders Thereof".

  Directors' Remuneration

        The directors' remuneration is intended to provide modest remuneration for the risks and responsibilities undertaken by a director of the Corporation.

        Each of the directors, other than the Chairman and the President who are employees of the Administrator, The Central Group Alberta Ltd., effective as and from November 1, 2004 is paid an annual fee of U.S. $4,000 for his service as a director and a fee for all Board and committee meetings attended in person or by conference telephone of U.S. $1,000 per meeting. Committee Chairmen and the Vice-Chairman of the Corporation receive a further annual fee of U.S. $2,000 and the Lead Director receives a further annual fee of U.S. $ 2,000.

        The aggregate fees paid by the Corporation to the directors of the Corporation, who are not employees of The Central Group Alberta Ltd., for the fiscal year ended October 31, 2003 was U.S. $58,085. The following table shows the amount in U.S. dollars received by each such director for the year ended October 31, 2004.

Name of Director	Annual Fee	Attendance Fees	Committee Chairman	Vice Chairman or Lead Director	Total
John S. Elder, Q.C.	3,000	3,000			6,000
Douglas E. Heagle	3,000	6,000	1,250	500	10,750
Ian M. T. McAvity	3,000	3,800			6,800
Michael A. Parente	3,000	5,400			8,400
Robert R. Sale	3,000	6,000	1,250		10,250
Dale R. Spackman, Q.C.	3,000	3,000		1,250	7,250
Malcolm A. Taschereau	3,000	6,000			9,000

        There are no officers or employees of the Corporation who receive remuneration from the Corporation. The Corporation does not have any pension or retirement benefit plans. The officers and directors of the Corporation who are also officers and directors of The Central Group Alberta Ltd. receive no remuneration as officers and directors of the Corporation, other than Mr. Spackman who receives the standard director's fee, a Vice-Chairman's fee and fees for serving on the Executive Committee.

        No director or officer of the Corporation or any associate or affiliate of any such director or officer is or has been indebted to the Corporation.

(c)
Re-Appointment and Remuneration of Auditors

        The next matter to be considered at the Common Meeting is the appointment and remuneration of auditors of the Corporation. It is intended to vote the proxies solicited at the Common Meeting to re-appoint as auditors of the Corporation the firm of Ernst & Young LLP, and to authorize the Board of Directors to fix their remuneration. Ernst & Young LLP have been its auditors since 1989 and their re-appointment has been recommended by the Audit Committee.

(d)
Approval of Special Resolution

        The next matter to be dealt with at the Common Meeting is consideration and, if thought fit, approval with or without variation, of a special resolution to change the authorized capital of the Corporation from 100,000,000 Class A non-voting shares to an unlimited number of Class A non-voting shares of the Corporation. The form of the special resolution is attached as Schedule A hereto.

        As a result of offerings of Class A shares over the last three years, the number of outstanding Class A shares was 94,296,320 as at the date of this Circular. A further offering could use up the balance of the currently authorized Class A shares. The Board of Directors of the Corporation is of the opinion that it would be useful and appropriate to remove the ceiling on the authorized number of Class A shares so that the authorized number of Class A shares will be unlimited. This will provide needed flexibility to enable the issuance of additional Class A shares, whether by way of public offering or private placement, as and when the opportunity arises. It has been, and will continue to be, the policy of the Board not to undertake any such offering if as a result there would be a dilution of net asset value for the existing shareholders of the Corporation.

        An important advantage to shareholders of facilitating additional offerings of Class A shares is that the increase in net asset value of the Corporation that results from an offering helps spread certain operating costs over a broader asset base and further reduces the ratio of net operating costs (before income taxes) to average month-end net asset value. For the fiscal year ended October 31, 2004, this ratio had been reduced to 0.48%.

        Under subsection 176(1) of the Business Corporations Act (Alberta) (the "Act") the holders of shares of a class are entitled to vote separately as a class on a proposed amendment to the articles "...to increase... the maximum number of authorized shares of a class having rights or privileges equal or superior to the rights to or privileges attached to the shares of that class". Applying that provision to the current proposal, the holders of Common shares of the Corporation are entitled to vote separately as a class on the proposal special resolution. The proposed amendment would, under subsection 176(4) of the Act, be adopted when the holders of the Common shares and of the Class A shares, voting separately as classes, have approved the amendment by special resolution.

        To be effective, the holders of the Common shares must approve the special resolution by at least two-thirds of the votes cast in person or by proxy at the Common Meeting. A similar approval is required of the holders of Class A shares and such approval will be sought at the Class A Meeting also called for February 28, 2005. It is proposed to vote the proxies solicited at the Common Meeting in favour of approval of the special resolution. The Board of Directors may, in its discretion, withdraw the special resolution from consideration before or at either or both of the Meetings including if either or both of the requested approvals of the special resolution is or will not be given. Should the special resolution be withdrawn or not be approved for any reason, the Board of Directors will reconsider the appropriateness of an increase in the authorized maximum number of Class A shares.

MATTER TO BE CONSIDERED AT THE CLASS A MEETING

Approval of Special Resolution

        The sole matter to be dealt with at the Class A Meeting is consideration and, if thought fit, approval, with or without variation, of a special resolution to change the authorized capital of the Corporation from 100,000,000 Class A non-voting shares to an unlimited number of Class A non-voting shares in the Corporation. The form of the special resolution is attached as Schedule A hereto and is the same resolution as is to be submitted to the Common Meeting.

        The reasons for seeking the approval of the holders of Class A shares of the special resolution are the same as are set forth under section (d) of the "Matters to be Considered at the Common Meeting" on page 7 hereof.

        Under subsection 176(1) of the Act, the holders of shares of a class are entitled to vote separately as a class on a proposed amendment to the Articles to "...increase...the maximum number of authorized shares of that class". Applying that to the current proposal, the holders of Class A shares of the Corporation are entitled to vote separately as a class on the proposed special resolution. The proposed amendment would, under subsection 176(4) of the Act, be adopted when the holders of the Class A shares and of the Common shares, voting separately as classes, have approved the amendment by special resolution.

        If at the Class A meeting, the holders of not less than 20% of all Class A shares are not present in person or represented by proxy within 30 minutes after the time fixed for such meeting, the meeting shall be adjourned to such date, not being less than 15 days later and to such time and place as may be fixed by the Chairman of the Class A meeting and at such adjourned meeting the holders of Class A shares present in person or represented by proxy, whether or not they hold 20% of all Class A shares then outstanding, may transact the business for which the Class A meeting was originally called and a resolution passed and carried by not less than two-thirds of the votes cast on a poll at the adjourned meeting shall constitute the approval of the Class A shares.

        To be effective, the holders of the Class A shares must approve the special resolution by at least two-thirds of the votes cast in person or by proxy at the Class A Meeting. A similar approval is required of the holders of Common shares and such approval will be sought at the Common Meeting also called for February 28, 2005. The Board of Directors may, in its discretion, withdraw the special resolution from consideration at either or both of the Meetings including if either or both of the requested approvals of the special resolution is or will not be given. Should the special resolution be withdrawn or not be approved for any reason, the Board of Directors will reconsider the appropriateness of an increase in the authorized number of maximum number of Class A shares.

CORPORATE GOVERNANCE

Overview

        The Corporation's corporate governance practices are designed to ensure that the business and affairs of the Corporation are effectively managed so as to foster value for its shareholders. With certain exceptions as noted below, these practices generally accord with the guidelines and policies of the Toronto Stock Exchange (the "Guidelines"). Reference is also made to proposed Multilateral Instrument 58-101 — "Disclosure of Corporate Governance Practices" and proposed Multilateral Policy and Instrument 58-201 — "Effective Corporate Governance" (collectively the "Governance Proposals") and to proposed Multilateral Instrument 52-110 entitled "Audit Committee" and Companion Policy 52-110CP (hereinafter collectively the "Audit Committee Proposals") all of which are initiatives of certain members of the Canadian Securities Administrators. The Audit Committee Proposals commenced to apply to the Corporation during the Fall of 2004. The Governance Proposals, with or without amendment, are widely expected to come into force and to commence to apply during the first quarter of 2005.

        The Board is the author of its own policies, procedures and practices concerning management of the Corporation. It fulfils these duties with independence from management of the Corporation.

Board Mandate and Code of Ethics

        The Board of Directors is, as set forth in its mandate, responsible for the supervision of the management of the business of the Corporation pursuant to its powers and obligations under the Alberta Business Corporations Act, its articles and by-laws and other statutory and legal requirements generally applicable to directors of a business corporation that is also a reporting issuer. In carrying out its duties, the Board holds regular meetings on at least a quarterly basis and additional meetings to deal with particular matters as appropriate. Supported by three committees of the Board, the Board oversees management of the Corporation, including the activities of the Administrator, develops and oversees corporate strategy and its implementation, identifies and assesses the principal risks of the business, reviews financial performance and reporting and disclosure, selects nominees for election as directors, appoints the senior officers of the Corporation, deals with succession planning, reviews and approves actions of the committees, oversees public communications policies and shareholder relations and annually reviews the effectiveness of the Board and committees (including director's individual contributions). These duties and responsibilities are consistent with the Guidelines. An individual director is permitted to engage an outside advisor at the expense of the Corporation in specific circumstances such as where he is placed in a conflict position through activities of the Corporation, but any such engagement is subject to prior approval of the Corporate Governance Committee referred to below.

        The Board has adopted a code of business ethics which governs behaviour of its directors, officers and any employees. Compliance is monitored by the Board and, should any waivers be granted to directors or officers, the policy is to disclose this in the next ensuing quarterly or annual report. The Board has also adopted a formal mandate that sets out its responsibilities for stewardship of the Corporation. The code of ethics and the mandate are set out on the Corporation's website. The establishment and monitoring of the code and the creation of the formal mandate are proposed under or are enhancements to the proposed Guidelines and the Governance Proposals. Although also recommended in the Guidelines, no formal position descriptions have been developed for the Board and the CEO, defining the limits of management's responsibilities and the CEO's corporate objectives. These matters have evolved over time and the respective responsibilities and objectives are well understood.

Lead Director

        Mr. Heagle, the Chairman of the Audit Committee and an unrelated director, has been designated as the "lead director" as contemplated by the Guidelines. As such, he has taken on the responsibility of overseeing the operation of the Board and its effectiveness and leads discussions of the Board when it meets in private session without members of management present. These in camera sessions are held at each regular Board meeting and at each regular committee meeting so as to promote full and open discussion among the non-management directors.

Board Activities

        The Board is in a position to conduct its meetings and to make appropriate decisions effectively. Financial and other information is made available to Board members several days in advance of meetings. Directors are generally encouraged to attend meetings in person. Directors are asked to advise the Corporation if they are unable to attend meetings and attendance at meetings is recorded. The Board held 4 regular and 2 special meetings during the past fiscal year and all of the members attended or participated in such meetings except the February meeting in Calgary, which 7 of the 9 members attended or participated in. All of the directors have agreed to an evaluation of their collective as well as their individual performance. All of the directors are encouraged to exercise their responsibilities in the best interests of the Corporation and its shareholders generally.

        The Board has not adopted a formal policy for the recruitment of new directors as recommended by the Guidelines. However, as the need for recruitment arises, the responsibility for identifying or reviewing a nominee or nominees and recommending them to the Board is assigned to the Corporate Governance Committee which is comprised exclusively of outside directors.

Committees

        The Board is responsible for the establishment and overseeing performance of all committees, the appointment of members to serve on such committees and approving their compensation. Three standing committees have been appointed.

        The Executive Committee is composed of four members, two of whom are outside directors. The Committee meets occasionally between regularly scheduled board meetings and is delegated authority to deal with various matters. The proceedings of this Committee are reviewed by the Board. The Committee had no formal meetings during the last fiscal year.

        The Audit Committee is composed of four directors, all of whom are unrelated and independent directors as contemplated by the Guidelines and the Audit Committee Proposals. Each of the members of the Committee is "financially literate" in having the ability to read and understand a set of financial statements and the accompanying notes. Each of the members of the Committee is regarded by the Board as having "accounting or related financial experience" through having the ability, by virtue of past accounting training and/or experience as a chief financial officer or chief executive officer with oversight of a corporation's finance and accounting activities, to analyze and interpret a full set of financial statements and the accompanying notes prepared in accordance with Canadian generally accepted accounting principles.

        The charter for the Audit Committee reflects the requirements of the Guidelines and the Audit Committee Proposals. The Audit Committee fulfils its responsibilities within the context of the following guidelines:

  •
  the Committee communicates its expectations to management and the external auditors with respect to the nature, extent and timing of its information needs. The Committee expects that draft financial statements and other written materials will be received from management or the external auditors several days in advance of Committee meeting dates;

  •
  the Committee, in consultation with management and the external auditors, develops an Audit Committee agenda which is responsive to the Committee's needs as set out in its charter;

  •
  the Committee, in consultation with management and the external auditors, reviews important financial issues and emerging audit, accounting and governance standards which may impact the Corporation's financial disclosure and presentation;

  •
  the Chairman of the Committee and other Audit Committee members have direct, open and frank discussions during the year with management, other Board members and the external auditors as required;

  •
  to assist the Committee in fulfilling its responsibilities, it may, at the expense of the Corporation and after consultation with the President, engage an outside advisor with special expertise; and

  •
  as the external auditor's responsibility is not only to the Board of Directors but to the Audit Committee as representatives of the shareholders, the Committee expects the external auditors to report to it all material issues arising out of their services or relationship with the Corporation.

        The Audit Committee meets at least semi-annually with management and the external auditors to discuss the independence of the external auditors, the scope of the annual audit, the audit plan, access granted to the accounting system and related internal controls, co-operation of management in the audit and review function, internal controls, the financial reporting process and related internal controls, the quality and adequacy of the Corporation's or Administrator's accounting and financial personnel and other resources and financial risk management so as to satisfy itself that each party is properly discharging its responsibilities. The Committee also reviews the quarterly and annual financial statements, the Annual Information Form and the Annual Report including the external auditors' report and Management's Discussion and Analysis. The Committee further reviews the remuneration of and recommends, for review by the Board and approval by the shareholders, the re-appointment and terms of engagement of the external auditors.

        The Committee also pre-approves all non-audit services proposed to be provided by the external auditors. The charter of the Audit Committee is set out on the Corporation's website. Its conduct is reviewed annually by the Committee and the Board.

        Mr. Heagle chairs the Audit Committee which meets at least four times per year. All four members attended the meetings of the Audit Committee held during the last fiscal year for a 100% attendance record. The Committee meets in camera at each regular meeting without any members of management present.

        The Corporate Governance Committee is composed of four directors, all of whom are outside directors, and three of whom are unrelated and independent as defined in the Guidelines and the Audit Committee Proposals.

        The Corporate Governance Committee is responsible for developing the Corporation's approach to governance issues, reviewing the effectiveness of the Board's practices in light of emerging and changing regulatory requirements, assessing new nominees to the Board, planning education programs for them, assessing the size, composition and effectiveness of the Board as a whole and of the Committees as well as assessing the contribution of individual board members. The Committee's responsibility extends to ensuring that the Board can function independently of management and monitoring the Board's relationship to management. It reviews the communications' policy of the Corporation to ensure that communications to shareholders, regulators and the investing public are factual and timely, are broadly disseminated in accordance with applicable policy and law and treat all shareholders fairly with respect to disclosure. It recommends topics of interest or importance for discussion and/or action by the Board. It annually reviews Board and committee effectiveness including continuing qualifications and contribution of individual members as well as conflicts of interest and time commitments. It also reviews the adequacy and form of the compensation of directors to ensure that the compensation realistically reflects the responsibilities and risks involved in being an effective director. The Committee is also responsible for approving the engagement by one or more directors of an outside legal or other advisor at the expense of the Corporation.

        The Committee meets independently of management at each of its meetings. The charter of the Corporate Governance Committee is set out on the Corporation's website. Its content is reviewed annually by the Committee and the Board.

        Mr. Sale chairs the Corporate Governance Committee which generally meets twice per year. All four members attended both meetings of the Corporate Governance Committee held during the last fiscal year for a 100% attendance record. The Committee meets in camera at each regular meeting without any members of management present.

Expectations of Management

        The Board expects management of the Corporation to report in a timely, comprehensive and accurate manner on the business of the Corporation generally and on specific matters of significant consequence to the Corporation and the shareholders, to take timely action and decisions consistent with corporate policies in effect, and to review on an ongoing basis the strategies of the Corporation with a view to facilitating the Board's review of same and their implementation by management.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

        Pursuant to an Administration Agreement dated November 1, 1986, which was assigned to The Central Group Alberta Ltd. ("CGAL') on April 10, 1990, CGAL assumed responsibility for the administration of the business and affairs of the Corporation and provides certain consultative services to the Corporation which are paid for by CGAL. The services provided include such administrative and consultative services as are reasonably required by the Corporation, including the provision of general market and economic advice with respect to the investment of the Corporation's assets in accordance with its investment policies and restrictions. Such advice is subject to the ultimate approval of the Board of Directors of the Corporation. Under the terms of the Administration Agreement, CGAL arranges for certain services from others, including Mr. Ian M.T. McAvity President of Deliberations Research Inc. and a director of the Corporation, who provides general advice in relation to analysis of bullion market trends and developments, and Dr. Hans F. Sennholz, a monetary expert, who provides general economic advice. CGAL pays for these services out of the fees paid to it by the Corporation pursuant to the Administration Agreement. In addition, CGAL provides and pays for office services, supplies and facilities and through its staff generally oversees the day-to-day administration of the Corporation's affairs.

        In consideration for services rendered pursuant to the Administration Agreement, the Corporation pays CGAL a monthly fee based on the Corporation's net assets determined for such month. The fee is computed at the annual rate of one-half of one percent of the Corporation's net assets on such assets up to U.S. $50,000,000, three-eighths of one percent on such assets from U.S. $50,000,001 to U.S. $100,000,000 and one-quarter of one percent on such assets over U.S. $100,000,000. Fees paid by the Corporation to CGAL in this regard for the fiscal year ended October 31, 2004 were U.S. $1,108,851.

        Philip M. Spicer, Chairman and a director of the Corporation, is also President and a director of CGAL. J.C. Stefan Spicer, President, CEO and a director of the Corporation, is also Assistant Secretary and a director of CGAL. Catherine A. Spackman, CMA, Treasurer of the Corporation, is also Treasurer and a director of CGAL. Dale R. Spackman, Q.C., Vice-Chairman and a director of the Corporation, is also Secretary and a director of CGAL.

DIRECTORS' APPROVAL

        The contents and the sending of this Circular have been approved by the Board of Directors of the Corporation.

        DATED this 11th day of January, 2005.

BY ORDER OF THE BOARD

JOHN S. ELDER, Q.C. Secretary

CENTRAL FUND OF CANADA LIMITED

SPECIAL RESOLUTION

        BE IT RESOLVED AS A SPECIAL RESOLUTION THAT:

I.
The articles of the Corporation be amended as follows:

1.
to change the authorized capital of the Corporation by increasing the maximum number of Class A non-voting shares that the Corporation is authorized to issue from 100,000,000 to an unlimited number; and

2.
to provide that, after giving effect to the foregoing, the Corporation is authorized to issue an unlimited number of Class A non-voting shares and 50,000 Common shares.

II.
Any one officer or director of the Corporation is hereby authorized and directed on behalf of the Corporation to deliver Articles of Amendment, in duplicate, to the Director under the Act and to sign and execute all documents and to do all things necessary or advisable in connection with the foregoing.

III.
The Board of Directors of the Corporation is hereby authorized to revoke this special resolution without further approval of the shareholders of the Corporation at any time prior to the endorsement by the Director under the Act, of a certificate of amendment of articles in respect of the amendments referred to above.

QuickLinks

  Exhibit 99.2
REVOCATION OF PROXIES
DIRECTORS' APPROVAL